UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of June 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, June 1st 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL /EDP US	EDP ANNOUNCES DEBT EXCHANGE OFFER ON THE EUROBOND 2008 AND 2011 AND INTENDS TO LAUNCH A CONSENT SOLICITATION ON THE EUROBOND 2009

EDP Finance B.V. (“EDP B.V.”) today announced an Exchange Offer on its €500,000,000 5.000% Eurobond due 2008 (the “2008 Notes”) and the €1,000,000,000 5.875% Eurobond issued by EDP – Energias de Portugal, S.A. (“EDP”) due 2011 (the “2011 Notes” and, together with the 2008 Notes, the “Existing Notes”) for new Euro denominated fixed-rate Notes due 2015 (the “New Notes”).

EDP B.V. will accept up to a maximum aggregate principal amount of €500,000,000 of the 2011 Notes and any and all principal amount of the 2008 Notes, in exchange for New Notes, up to a maximum of €700,000,000.

The Exchange Offer is being made on the terms and subject to the conditions described in the Exchange Offer Memorandum. The New Notes will be issued under EDP’s and EDP B.V.’s €5,000,000,000 Programme for the Issuance of Debt Instruments (the “Programme”) and application will be made for the New Notes to be admitted to official listing on the London Stock Exchange.

The exchange spreads for the Existing Notes under the Exchange Offer have been fixed as follows:

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt	Existing Notes €500m 5.000% Bonds due 2008 €1bn 5.875% Notes due 2011	Exchange Spread 24bps over OBL 4.5% due 17 August 07 29bps over DBR 5.25% due 4 January 11

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

The indicative spread range on the New Notes is as follows:

New Notes	New Issue Spread Range

EUR denominated Notes due 2015	47 to 57 bps over the 10 year mid-swap rate

The final spread on the New Notes will be announced on 8 June 2005. The Exchange Offer will expire at 4pm BST on 14 June 2005 and pricing will be fixed on 15 June 2005. Settlement is expected on 22 June 2005. EDP B.V. may, in its sole discretion, increase the issue amount of the New Notes.

Simultaneously EDP announced today that it intends to launch a Consent Solicitation on its €1,000,000,000 6.400% Notes due 2009 (the “2009 Notes”) to approve certain amendments to the terms and conditions of these Notes (the “Conditions”).

The purpose of the Consent Solicitation is to (a) conform more closely the Conditions to those of other outstanding debt securities issued by EDP and EDP B.V. under the Programme and (b) insert an Investor Put exercisable by holders on notice given by EDP.

A meeting of the Noteholders will be held at 10.00 a.m. (London time) on 27 June 2005. Noteholders who wish to vote must take action prior to 10.00 a.m. (London time) on 24 June 2005 (subject to earlier deadlines set by the clearing systems).

Holders of the Notes are advised to carefully read the Consent Memorandum for full details of the Consent Solicitation and information on the procedures for participating in the Consent Solicitation.

This restructuring transaction which involves the principal Eurobonds issued by the EDP Group reflects EDP’s active debt portfolio management policy and has the following main objectives:

•	to extend the maturity profile of the Group’s debt portfolio;

•	to manage efficiently the refinancing risk by reducing debt maturities in 2008 and 2011;

•	to conform more closely the terms and conditions of its outstanding debt securities issued by EDP and EDP Finance B.V. ;

•	to take advantage of present market conditions, namely the historically low interest rates, which will allow a reduction in annual coupons of more than 1%.

Deutsche Bank is acting as Consent Agent and Transaction Co-ordinator on this transaction and ABN AMRO, BNP Paribas and Deutsche Bank are acting as Joint Dealer Managers.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 1, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer